[redacted]

08032308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 09 2008
Washington, DC
108

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 65324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 492 1900 MARKET STREET
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY BRIGANTE 973-376-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDNER, PAPANDON, CHILDS & DELUCCIA, LLC
(Name – *if individual, state last, first, middle name*)

1417 LOCUST STREET, SUITE 300, PHILADELPHIA, PA 19102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2008 A
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BRIGANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Anthony M. Brigante

Notary Public

KAROLINE PRINCE
A Notary Public of New Jersey
My Commission Expires 10/23/2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. SEE BELOW
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INCLUDES RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION FOR DIFFERENCE BETWEEN COMPUTATION ON NET CAPITAL AND THE BROKER/DEALERS CORRESPONDING UNAUDITED PART 11A.

JFD SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2007

Net Capital:	
Total stockholders' equity	$ 697,150
Less non-allowable	
Receivables from Broker-Dealers, non current	89,923
Fixed assets, net	7,398
Security deposit	2,900
Prepaid expenses	6,618
	106,839
Net capital before haircuts in securities position and undue concentrations	590,311
Less haircuts and undue concentrations money market funds	6,730
Net capital	583,581
Total aggregate liabilities from financial statements	233,963
Adjustments	0
Adjusted aggregate liabilities	233,963
Computation of basic net capital requirements	
Minimum net capital required:	
Calculation	15,597
Dollar requirement	100,000
Net capital requirement	100,000
Excess net capital	483,581
Excess net capital at 1,000 percent	560,184
Ratio: Aggregate indebtedness to net capital	40.1%
Reconciliation with Company's computation:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	566,362
Difference	17,219

Difference represents reversal of accrual for Company's share of Simple IRA Fund. Plan does not provide for Company to contribute.

END